April 29, 2005

via U.S. mail and facsimile

Robert Narem, Chief Executive Officer
Northern Growers, LLC
48416 144th Street  P.O. Box 356
Big Stone City, SD  57216

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 0-50711


Dear Mr. Narem:

      We have reviewed your response letter dated April 28, 2005 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Statements of Operations, page F-4
1. We have read your response to our comment 9. We acknowledge your position regarding the credit as something you do not anticipate recurring on an ongoing basis. However, the credit arose from an overcharge that was derived from an expense that was originally recorded and is a recurring expense in cost of revenues. We further acknowledge your position discussing transparency and comparability regarding this credit and would not object to your including this credit as a separate line item within cost of revenues to maintain the transparency and further addressing it in your MD&A. Additionally, with regards to comparability, while we understand that this credit relates to 2003 and 2004 overcharges, these overcharges are already included in cost of revenues presumably making these amounts not comparable on the face of your statements of operations to past and future periods. Based on the above, please make the appropriate restatement by filing an amendment.



We remind you that when you file your restated Form 10-K/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A. disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
* include all updated certifications.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Robert Narem
April 29, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE